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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )*
                                             ---

                          Hyperion Software Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   44914Q-10-5
                          ----------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 pages
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CUSIP No. 44914Q-10-5                    13G                   Page 2 of 5 Pages



1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  James A. Perakis SS# ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


                                                                    (a) / /

                                                                    (b) / /

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

  NUMBER OF                5.       SOLE VOTING POWER
   SHARES                           924,708
BENEFICIALLY
  OWNED BY                 6.       SHARED VOTING POWER
    EACH                            -0-
 REPORTING
   PERSON                  7.       SOLE DISPOSITIVE POWER
    WITH                            924,708

                           8.       SHARED DISPOSITIVE POWER
                                    -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    924,708 shares

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                    5.4%

12.      TYPE OF REPORTING PERSON *

                                    IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 5 pages
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
ITEM 1.
(a)  Name of Issuer                                                    Hyperion Software Corporation
(b)  Address of Issuer's Principal Executive Offices                   900 Long Ridge Road, Stamford, CT  06902

ITEM 2.
(a)  Name of Person Filing                                             James A. Perakis
(b)  Address of Principal Business Office or, if none, Residence       900 Long Ridge Road, Stamford, CT 06902
(c)  Citizenship                                                       USA
(d)  Title of Class of Securities                                      Common Stock, $.01 par value per share
(e)  CUSIP Number                                                      44914Q-10-5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a)     Broker or Dealer registered under Section 15 of the Act
(b)     Bank as defined in section 3(a)(6) of the Act
(c)     Insurance Company as defined in section 3(a)(19) of this act
(d)     Investment Company registered under section 8 of the Investment
        Company Act
(e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)
(g)     Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G)
        (Note: See Item 7)
(h)     Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

                                (Not Applicable)

ITEM 4. OWNERSHIP

     (a) Amount Beneficially Owned          924,708 shares of Common Stock:
                                            Represents 391,376 shares of
                                            Hyperion Common Stock and 533,332
                                            shares that Mr. Perakis may acquire
                                            upon exercise of options vested and
                                            exercisable at February 29, 1996.
     (b) Percent of Class                   5.4% - Calculated based on the
                                            16,733,746 shares of Common Stock
                                            reported to be outstanding in the
                                            Quarterly Report on Form 10-Q of
                                            Hyperion Software Corporation for
                                            the quarterly period ended December
                                            31, 1995.

     (c) Number of shares as to which such person has:

         (i)   sole power to vote or to direct the vote               924,708
         (ii)  shared power to vote or to direct the vote             -0-
         (iii) sole power to dispose or to direct the
               disposition of                                         924,708
         (iv)  shared power to dispose or to direct the
               disposition of                                         -0-

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.


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ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATION

Not applicable.  Not filed pursuant to Rule 13d-1(b).

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         February 9, 1996
                 ---------------------------------------------------------------
                                              Date


                 /s/ James A. Perakis
                 ---------------------------------------------------------------
                                            Signature


                 James A. Perakis, President & CEO-Hyperion Software Corporation
                 ---------------------------------------------------------------
                                            Name/Title


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The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
                     CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
                              (SEE 18 U.S.C. 1001)


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